THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 FEB 20 AM 8:43

January 12, 2002

02015274

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

SUPPL

Sub: Quarterly shareholding pattern

We send herewith quarterly shareholding pattern for the quarter ended on 31st December, 2001 in the prescribed format.

Thanking you,

Yours faithfully,

Head (Legal & secretarial)

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Encl : As above.

dlw 2/26

Arvind

THE ARVIND MILLS LIMITED, AHMEDABAD

Distribution of shareholding as on quarter ending 31.12.2001

	Category	No. of shares held	Percentage of share holding
A	**PROMOTER'S HOLDING**		
1	Promoters/ Persons acting in concert		
	- Indian Promoters	91013556	51.72%
	- Foreign Promoters	0	0.00%
	Sub - Total	91013556	51.72%
B	**NON PROMOTERS HOLDING**		
2	**Institutional Investors**		
a.	Mutual Funds	19307	0.01%
	Unit Trust of India	1763355	1.00%
		1782662	1.01%
b.	L I C of India	5885359	3.34%
	ICICI Ltd.	5563899	3.16%
	International Finance Corporation	3734275	2.12%
	Other Banks, Financial Institutions, Insurance Companies (Central/State Govt.Institutions/ Non Govt. Institutions)	4681165	2.66%
		19864698	11.29%
c.	Foreign institutional investors	101817	0.06%
	Sub - Total	21749177	12.36%
3	**Others**		
a.	Private Corporate Bodies	5765536	3.28%
b.	Indian Public	53219888	30.25%
c.	NRIs/OCBs	1121877	0.64%
d.	GDR	3092370	1.76%
	Sub - Total	63199671	35.92%
	GRAND TOTAL	175962404	100.00%

For THE ARVIND MILLS LTD.

HEAD-LEGAL & SECRETARIAL

Note 1 : **Name,Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.**

Sr.No.	Name	No. of shares held	Percentage of share holding
1	Oddissi Securities Limited	53926979	30.65%
2	Agrimore Limited	12247933	6.96%
3	AML Employees Welfare Trust	10010144	5.69%
4	Lalbhai Realety Finance Pvt.Ltd.	7655000	4.35%
5	Life Insurance Corporation of India	5885359	3.34%
6	ICICI Ltd.	5563899	3.16%
7	International Finance Corporation	3734275	2.12%
8	GDRs	3092370	1.76%
9	Unit Trust of India	1763355	1.00%

Note 2 :	Total foreign shareholding as on 31.12.2001	8050339	4.58%

For THE ARVIND MILLS LTD.

[signature]

HEAD-LEGAL & SECRETARIAL